        July 28, 2011

VIA EDGAR AND OVERNIGHT MAIL
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attn: John Reynolds

Re:	BioPower Operations Corporation (the “Company” or “our client”)
Registration Statement on Form S-1
Filed February 9, 2011
File No. 333-172139

Dear Mr. Reynolds:

Per my conversation with Mr. Shezad Niazi, SEC Examiner, we hereby confirm that our accrued interest has not changed in the 5/31/2011 financial statements due to the principal on the Notes being paid after the 2/28/2011 quarter ended and there was no further need to accrue additional interest.  We had not paid the accrued interest and therefore those amounts are still on the financial statements at 5/31/2011.

We will clarify the above as relates to accrued interest in the 424 Final Prospectus filing .

Please do not hesitate to call me at (954) 607-2800 if you have any further questions.  Thank you very much.

        Very truly yours,

        /s/ Robert Kohn

        Robert Kohn, CEO

CC: Peter Gennuso, Esq.

1000 Corporate Drive, Suite 200   Fort Lauderdale, FL 33334
Phone: 954.607.2800   Fax: 800.899.7114   info@biopowercorp.com   www.BioPowerCorp.com